Exhibit 99.1

NEWS RELEASE

Endeavour Silver Announces Transfer of Common Share Listing From
NYSE Amex to the New York Stock Exchange

Vancouver, Canada – March 7, 2011 - Endeavour Silver Corp. (TSX: EDR, NYSE-Amex: EXK, DB-Frankfurt: EJD) announced today that it has received approval to list its common shares on the New York Stock Exchange (NYSE).  Trading is scheduled to commence on March 14, 2011 under the ticker symbol EXK.

In anticipation of the transfer from the NYSE Amex to the NYSE, the Company filed today notice with the NYSE Amex of its delisting of it common shares from the NYSE Amex.  Delisting from the NYSE Amex is subject to final regulatory approval by the United States Securities and Exchange Commission.

Bradford Cooke, Chairman and CEO of Endeavour commented, “It is very gratifying to see Endeavour Silver’s common shares listed on the NYSE, a natural step in the evolution the Company given our track record of, and outlook for, continued rapid growth of our silver mining business.”

“We congratulate Endeavour Silver as it moves from NYSE Amex to the NYSE,” said Scott Cutler, EVP and Co-Head of U.S. Listings and Cash Execution.  “The company’s move will position it among NYSE-listed leaders in the mining industry.  We look forward to continuing our long-standing partnership with Endeavour Silver and providing the highest levels of market quality and service to the company and its shareholders.”

The NYSE is the world's largest equities market hosting more than 3,000 listed companies with a total market capitalization of 12 trillion dollars.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.